LICENSE AGREEMENT

THIS LICENSE AGREEMENT (the “Agreement” or “Sublicense”) dated as of May 17, 2019, is by and between Empowered Funds, LLC (“Empowered”) and Alpha Architect ETF Trust, (the “Trust”) (each a “Party” and collectively the “Parties”).

RECITALS:

WHEREAS Empowered has entered a License Agreement dated as of May 6th, 2019 with Life + Liberty Investments, LLC dba Life + Liberty Indexes (“L+L”) regarding Empowered’s use of certain L+L indices and trademarks associated therewith in connection with the development, issuance, management, marketing, and promotion of certain exchange traded funds in the United States, including, as relevant to this Agreement, the Freedom 100 Emerging Markets ETF (the “Fund”);

WHEREAS, Empowered has been engaged by the Trust to provide certain investment management services for the Fund (the “Services”);

WHEREAS the Trust promotes and/or offers the Fund and will require a sublicense in connection with promoting or offering the Fund;

WHEREAS the License Agreement provides Empowered the right to sublicense its rights thereunder to the Trust, the Trust’s Board of Trustees, and the Trust’s third-party service providers;

NOW, THEREFORE, in consideration of the mutual covenants and promises set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

A. Subject to the limitations of the License Agreement and confidentiality provisions therein, Empowered hereby grants the Trust a royalty-free sublicense, to the fullest extent, to all of Empowered’s rights thereunder throughout the United States, and subject to said limitations and confidentiality provisions, the Trust accepts such sublicense.  The Trust acknowledges having received a true copy of the executed License Agreement, which shall remain confidential.

B. Such sublicense shall continue for the term of the License Agreement unless terminated earlier by termination or expiration of the investment advisory agreement under which Empowered provides the Services with respect to the Fund, as it may be amended from time to time (the “Advisory Agreement”).

C. Empowered represents and warrants to the Trust that Empowered has the authority to grant this sublicense, which shall extend to the Trust’s Trustees and third-party service providers to the extent reasonably necessary, but which is not assignable to any party.

D. For the sake of brevity and the convenience of the Parties, the indemnification, limitations of liability, governing law, dispute resolution, remedies, waiver, and notice provisions set forth in the Advisory Agreement shall be deemed to be duplicated into this Agreement and shall be considered valid and effective terms of this Agreement.  For the sake of clarity, this Sublicense is not an amendment to, does not form a part of, is not contingent on, does not alter to any extent, and shall not be read into the Advisory Agreement.

E. Except as expressly provided herein, this Sublicense is the complete statement of the Parties’ agreement with respect to the sublicense granted herein, and supersedes any previous or contemporaneous written and oral communication about its subject.

F. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same document.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

Empowered Funds, LLC	Alpha Architect ETF Trust
By: /s/ Patrick Cleary	By: /s/ Wesley R. Gray
Name: Patrick Cleary	Name: Wesley R. Gray
Position: Chief Compliance Officer	Position: Interested Trustee